UNITED STATES
SECURITES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

**Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934**

For the month of July 2002

Open Joint Stock Company "Vimpel-Communications"
(Translation of registrant's name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
"VIMPEL-COMMUNICATIONS"
(Registrant)

Date: July 29, 2002

By: ____________________
Name: Jo Lunder
Title: Chief Executive Officer and
General Director

VIMPELCOM ANNOUNCES THE ACQUISITION OF A CONTROLLING STAKE IN THE LARGEST CELLULAR OPERATOR IN THE ORENBURG REGION OF RUSSIA

Moscow (July 29, 2002) - Open Joint Stock Company "Vimpel-Communications" ("VimpelCom" or the "Company") (NYSE: VIP) today announced it has completed the acquisition of a controlling stake in Open Joint Stock Company "Orensot" ("Orensot"), the largest cellular operator in the Orenburg region of Russia. The acquisition was made through VimpelCom-Region, VimpelCom's subsidiary, which is the Company's vehicle for national expansion. VimpelCom-Region purchased 77.597% of the outstanding shares of Orensot for a total acquisition cost of approximately $14 million (including investment banking fees).

Orensot is a D-AMPS and GSM-900/1800 operator with licenses to operate in the Orenburg region of Russia. Orensot's subscriber base as of June 30, 2002 was approximately 65,800 (including 46,100 GSM subscribers) which, the Company estimates, represented a market share of approximately 66% in the Orenburg region.

Commenting on today's announcement, Alexey Mischenko, General Director of VimpelCom-Region, said, "We are very pleased to announce the acquisition of Orensot. It is a market leader in a region where we did not have a GSM license. Orensot has a solid balance sheet and has run a profitable business. Our acquisition of Orensot is part of VimpelCom's strategy to build a GSM national footprint."

The Orenburg region has a population of 2.2 million, including 550,000 in the city of Orenburg. Cellular penetration in the region is approximately 4.5% as of June 30, 2002 according to VimpelCom's estimates. The Orenburg region is located in the Southeast of the Volga federal district. VimpelCom has a GSM-900/1800 license for the Volga super-region, as defined by the Ministry of Communications of the Russian Federation in 1998. However, the super-regions defined by the Ministry of Communications do not always coincide with the corresponding federal districts. The Orenburg region was assigned by the Ministry of Communications to the Urals super-region, for which VimpelCom does not have a super-regional GSM license.

VimpelCom is a leading provider of telecommunications services in Russia, operating under the "Bee Line" family of brand names, which are among the most recognized brand names in Russia. The Group's license portfolio covers approximately 70% of Russia's population (100 million people), including the City of Moscow and the Moscow Region. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange ("NYSE"). VimpelCom's ADSs are listed on the NYSE under the symbol "VIP". VimpelCom's convertible notes are listed on the NYSE under the symbol "VIP 05".

This press release contains "forward-looking statements", as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements are based on Management's best

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assessment of the Company's strategic and financial position and of future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of unforeseen developments from competition, most notably in the regions of Russia outside of Moscow, governmental regulations of the wireless telecommunications industry, general political uncertainties in Russia and general economic developments in Russia, the Company's ability to continue to grow its overall subscriber base and other factors. VimpelCom cannot assure investors that Orensot will continue to remain a leader in the Orenburg region, that it will remain profitable, or that VimpelCom will be successful in integrating Orensot into the VimpelCom group. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company's Annual Report on Form 20-F for the year ended December 31, 2001 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

For more information, please contact:

Valery Goldin
VimpelCom (Moscow)
Tel: 7(095) 974-5888
vgoldin@vimpelcom.com

Christopher Mittendorf
Edelman Financial Worldwide
Tel: 1(212) 704-8134
christopher.mittendorf@edelman.com